UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Definitive Material Agreement

ATW Securities Purchase Agreement

On December 13, 2021, Hudson Capital entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which Hudson Capital agreed to sell for an aggregate purchase price of $862,000, a pre-funded warrant (the “Warrant”) to purchase 431,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase would be subject to customary closing conditions.

On December 16, 2021, both Hudson Capital and ATW entered into an Amendment No. 1 to the Purchase Agreement (“Amendment No. 1”) to (i) amend Section 2.1 of the Purchase Agreement to increase the subscription amount to $2,355,000 and amend the Warrant to purchase 1,177,500 ordinary shares instead and (ii) amend Section 5.1 of the Purchase Agreement to provide that the closing of the Securities Purchase shall occur before the Merger. With the exception of these amendments, all other provisions of the Purchase Agreement remain the same.

On February 10, 2022, Hudson Capital, ATW and ten investors (“Assignees”) entered into an Assignment of Securities Purchase Agreement to assign the right to purchase 677,750 pre-funded warrants (the “Assignee Warrants”) for a per warrant purchase price of $2.00 (for an aggregate purchase price of $1,356,178) and the related obligations under the Purchase Agreement from ATW to the Assignees (the “Assignees’ Securities Purchase”). The assignment and the aforesaid Assignees’ Securities Purchase closed on February 10, 2022. The Assignees also notified Hudson Capital and exercised their right to convert the Assignee Warrants into ordinary shares on the same day.

The net proceeds from the Assignees’ Securities Purchase, after expenses, will be approximately $1,356.178, which will be used to fund a loan to Freight App, Inc. (the “Fr8App Loan” and “Fr8App” respectively) evidenced by a promissory note issued by Fr8App to Hudson Capital dated February 10, 2022 (the “Promissory Note”).

The Assignee Warrants and the ordinary shares underlying the Assignee Warrants are issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement that will be filed with the Commission on the closing of the Securities Purchase.

The preceding description of the aforementioned agreement and securities does not purport to be complete and is qualified in its entirety by reference to the Assignment of Securities Purchase Agreement, form of Assignee Warrant and Promissory Note, which are filed as exhibits to this report and incorporated herein by reference.

Exhibits

Exhibit No.	Description

5.1	Opinion of Maples & Calder
10.1	Assignment of Securities Purchase Agreement dated February 10, 2022.
10.2	Form of Pre-funded Ordinary Shares Purchase Warrant
10.3	Promissory Noted dated February 10, 2022.
23.1	Consent of Maples & Calder (included in Exhibit 5.1).

Participants in the Solicitation

Hudson Capital and its directors and executive officers may be deemed participants in the solicitation of proxies from Hudson Capital’s shareholders with respect to the merger. A list of the names of those directors and executive officers and a description of their interests in Hudson Capital will be included in the prospectus/proxy statement for the proposed merger and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the prospectus/proxy statement for the proposed merger when available. Information about Hudson Capital’s directors and executive officers and their ownership of ordinary shares of Hudson Capital is set forth in Hudson Capital’s Annual Report on Form 20-F, dated May 5, 2021, These documents can be obtained free of charge from the sources indicated above.

Fr8App and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Hudson Capital in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger will be included in the prospectus/proxy statement for the proposed merger.

Forward Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Hudson Capital’s and Fr8App’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hudson Capital’s and Fr8App’s expectations with respect to future performance and anticipated financial impacts of the proposed acquisition, the satisfaction of the closing conditions to the proposed acquisition, and the timing of the completion of the proposed acquisition.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Hudson Capital’s and Fr8App’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Hudson Capital or Fr8App following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed acquisition, including due to failure to obtain approval of the shareholders of Hudson Capital and stockholders of Fr8App, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on Fr8App’s business and/or the ability of the parties to complete the proposed acquisition; (6) the inability to obtain or maintain the listing of Hudson Capital’s shares of common stock on Nasdaq following the proposed merger; (7) the risk that the proposed acquisition disrupts current plans and operations as a result of the announcement and consummation of the proposed merger; (8) the ability to recognize the anticipated benefits of the proposed merger, which may be affected by, among other things, competition, the ability of Fr8App to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed merger; (10) changes in applicable laws or regulations; (11) the possibility that Hudson Capital or Fr8App may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to Fr8App; (13) risks related to the organic and inorganic growth of Fr8App’s business and the timing of expected business milestones; and (14) other risks and uncertainties indicated from time to time in the prospectus/proxy statement on the Form S-4, relating to the proposed merger, including those under “Risk Factors” therein, to be filed by Hudson Capital and in Hudson Capital’s other filings with the SEC. Hudson Capital cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Hudson Capital and Fr8App caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Hudson Capital and Fr8App do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2022	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer